April 6, 2020

Motti Farbstein
Chief Operating and Financial Officer
Can-Fite BioPharma Ltd.
10 Bareket Street
Kiryat Matalon
P.O. Box 7537
Petach-Tikva
4951778, Israel

       Re: Can-Fite BioPharma Ltd.
           Post-Effective Amendment to Registration Statement on Form F-1 Filed March 27, 2020
           File No. 333-236064

Dear Mr. Farbstein:

       We have reviewed your post-effective amendment and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by withdrawing your registration statement or providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe a withdrawal is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement or any information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Registration Statement on Form F-1

Cover Page

1. We note that in your explanatory note that you state that the purpose of your post-effective amendment is, in part, to register certain ordinary shares represented by ADSs issuable upon the exercise of certain Warrants and Placement Agent Warrants that were issued as part of a registered offering on Form F-1 (Registration No. 333-236064) that was declared effective on February 10, 2020. The ordinary shares you reference in your explanatory note appear to have been previously registered on your prior registration statement. It is thus unclear why you have filed your post-effective amendment for this purpose. Please withdraw your post-effective amendment or provide us with an analysis of the necessity of
 Motti Farbstein
Can-Fite BioPharma Ltd.
April 6, 2020
Page 2
         the amendment.
General

2. The aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form F-3.
         As such, it appears you are not eligible to convert your registration statement from a Form
         F-1 to a Form F-3. Please withdraw your post-effective amendment or, alternatively, provide us with an analysis of why you believe you are eligible to conduct your offering on Form F-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Courtney Lindsay, Attorney-Adviser, at (202) 551-7237 or Celeste
Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



FirstName LastNameMotti Farbstein                             Sincerely,
Comapany NameCan-Fite BioPharma Ltd.
                                                              Division of
Corporation Finance
April 6, 2020 Page 2                                          Office of Life
Sciences
FirstName LastName